Exhibit 99.1

INNEOVA HOLDINGS Limited Announces RECEIPT OF NASDAQ NOTIFICATION

LETTER REGARDING MINIMUM Price DEFICIENCY

SINGAPORE, December 11, 2025 (GlobeNewswire) – INNEOVA Holdings Limited (“INNEOVA” or the “Company”) (Nasdaq: INEO), a leading Singapore-based provider of high-quality Original Equipment Manufacturer, third-party branded and in-house branded replacement parts for motor vehicles and non-vehicle combustion engines and system lifecycle analysis and engineering services for infrastructure and mobility platforms, today announced that it received a notification letter from The Nasdaq Stock Market LLC (“Nasdaq”) dated December 8, 2025, notifying the Company that based on the closing bid price of the Company for the period from October 24, 2025 to December 5, 2025, the Company no longer meets the continued listing requirement of Nasdaq under Nasdaq Listing Rules 5550(a)(2), to maintain a minimum bid price of $1 per share.

Pursuant to Nasdaq Listing Rule 5810(c)(3)(A), the Company has a compliance period of one hundred eighty (180) calendar days, or until June 8, 2026, to regain compliance with Nasdaq continued listing requirement. In the event that the Company does not regain compliance in the compliance period, the Company may be eligible for an additional 180 calendar days, should the Company meet the continued listing requirement for market value of publicly held shares and all other initial listing standards for The Nasdaq Capital Market, with the exception of the bid price requirement, and is able to provide written notice of its intention to cure the deficiency during the second compliance period, by effecting a reverse stock split, if necessary. However, if it appears that the Company will not be able to cure the deficiency, or if the Company is otherwise not eligible, Nasdaq will provide notice that the Company’s securities will be subject to delisting.

The Nasdaq notification letter does not result in the immediate delisting of the Company’s ordinary shares, and the shares will continue to trade uninterrupted under the symbol “INNEOVA.”

The Company is currently evaluating options to regain compliance and intends to timely regain compliance with Nasdaq’s continued listing requirement. Although the Company will use all reasonable efforts to achieve compliance with Rule 5550(a)(2), there can be no assurance that the Company will be able to regain compliance with that rule or will otherwise be in compliance with other Nasdaq continued listing requirement.

About INNEOVA Holdings Limited

INNEOVA Holdings Limited (Nasdaq: INEO, “INNEOVA Holdings”) is a leading Singapore-based provider of high-quality Original Equipment Manufacturer (“OEM”), third-party branded and in-house branded replacement parts for motor vehicles and non-vehicle combustion engines and system lifecycle analysis and engineering services for infrastructure and mobility platforms.

INNEOVA Automotive Division: We provide an extensive range of genuine OEM and aftermarket parts for passenger vehicles, trucks, and buses. Our offerings include parts from manufacturers’ brands, trusted third-party labels, and our in-house brands.

INNEOVA Industrial Division: Catering to industries like construction, marine, power generation, mining, and transportation, we offer specialized spare parts focusing on filtration systems, lubricants, batteries, and internal combustion engine components.

INNEOVA Engineering Division: We provide system lifecycle analysis and engineering services for infrastructure and mobility platforms to generate innovative and sustainable solutions for maximum uptime and optimal total cost of ownership for our customers. Driven by uptime, delivered through expertise.

Our unwavering commitment to quality ensures customers experience maximum uptime, enhanced performance, and reduced total cost of ownership throughout the lifecycle of their machines. For more information, visit https://www.inneova.co.

Safe Harbor Statement

Statements in this press release about future expectations, plans and prospects, as well as any other statements regarding matters that are not historical facts, may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include but are not limited to, statements relating to the expected trading commencement and closing dates. The words “anticipate,” “believe,” “seeks,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including the uncertainties related to market conditions and the completion of the public offering on the anticipated terms or at all, and other factors discussed in the “Risk Factors” section of the preliminary prospectus filed with the SEC. Any forward-looking statements contained in this press release speak only as of the date hereof, and INNEOVA Holdings Limited specifically disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events, or otherwise, except as required by law.

Contact:

INNEOVA Holdings Limited Contact:

Ivy Lee

Chief Financial Officer

Telephone +65 6383 7540

ivy.lee@soonaik.com